

02003027

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 49632

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Health Resource Centres, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3401 West End Ave., Ste. 120
(No. and Street)

Nashville	Tennessee	37203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty S. Gearhart, President — 615-234-7900 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

414 Union Street, Suite 2100	Nashville	TN	37219-1779
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Betty S. Gearhart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Health Resource Centres, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission Expires MAY 30, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Accountants on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Health Resource Centres, Inc.

Audited Financial Statements and Supplemental Information

Year ended December 31, 2001

Contents



■ Ernst & Young LLP
Bank of America Plaza
414 Union Street, Suite 2100
Nashville, Tennessee 37219-1779

■ Phone: (615) 252-2000
www.ey.com

Report of Independent Auditors

To the Shareholder
Health Resource Centres, Inc.

We have audited the accompanying statement of financial condition of Health Resource Centres, Inc. (the Company and an indirect wholly-owned subsidiary of Symbion, Inc.) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Health Resource Centres, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 22, 2002

Health Resource Centres, Inc.

Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	199,380
Accounts receivable		50,000
Prepaid expenses		7,790
Total assets	$	257,170
Liabilities and Shareholder's Equity		
Accrued expenses	$	9,605
Due to Parent		115,900
Shareholder's equity:		
Common stock, no par value; authorized-1000 shares, issued and outstanding-100 shares		16,000
Retained earnings		115,665
		131,665
Total liabilities and shareholder's equity	$	257,170

See accompanying notes.

0202-0274076

Health Resource Centres, Inc.

Statement of Income

Year ended December 31, 2001

Revenues:	
Development fees and commissions	$ 125,000
Other income	3,177
	128,177
Expenses:	
Salaries allocated from Parent	43,659
Regulatory fees and expenses	19,140
Professional fees	5,372
Other	528
	68,699
Income before income taxes	59,478
Income tax expense	12,546
Net income	$ 46,932

See accompanying notes.

Health Resource Centres, Inc.

Statement of Changes in Shareholder's Equity

Year ended December 31, 2001

	Common Stock	Retained Earnings	Total
Balances at January 1, 2001	$ 16,000	$ 68,733	$ 84,733
Net income	–	46,932	46,932
Balances at December 31, 2001	$ 16,000	$ 115,665	$ 131,665

See accompanying notes.

Health Resource Centres, Inc.

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 46,932
Changes in operating assets and liabilities:	
Prepaid expenses	(1,571)
Accrued expenses	796
Cash provided by operating activities	46,157
Cash flows from financing activities:	
Increase in due to Parent	64,675
Cash provided by financing activities	64,675
Net increase in cash	110,832
Cash at January 1, 2001	88,548
Cash at December 31, 2001	$ 199,380

See accompanying notes.

Health Resource Centres, Inc.

Notes to Financial Statements

December 31, 2001

1. Summary of Significant Accounting Policies

Description of Business

Health Resource Centres, Inc. (the "Company") was incorporated in Tennessee on December 16, 1994 as a broker-dealer in securities. The Company is an indirect wholly-owned subsidiary of Symbion, Inc. (the "Parent"). The Company is licensed as a fully disclosed broker-dealer by the National Association of Securities Dealers, Inc. (NASD). As such, the Company does not carry security accounts for customers or perform custodial functions for customer securities. The Company was formed to meet the Securities and Exchange Commission and the NASD requirements with respect to offering shares of affiliates of the Parent to qualified investors through agents who are required to be registered by the NASD. As such, the Company was formed to provide for the registration of these agents.

The Company is dependent upon its Parent and affiliates to provide personnel, certain administrative services, and capital, as necessary, in order to fund operations.

Cash

Cash consists of demand deposits held at a financial institution.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Revenues

The Company recognizes revenue from development fees and commissions charged for the successful sale of shares of affiliates of the Parent (the issuers) formed for the purpose of developing, managing and operating outpatient surgery centers. The proceeds from the sale of shares are used for fees and expenses, and to meet net capital requirements of the NASD and the Securities and Exchange Commission.

3. Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to claims of general creditors at December 31, 2001 or at any time during the year then ended.

4. Income Taxes

The Company's results of operations are included and utilized in the consolidated federal income tax return of the Parent. The Parent allocates federal income taxes based on what the Company would incur if it filed a separate income tax return. The Company files separately for purposes of state income taxes. The resulting income tax payable of the Company has been reflected in Due to Parent in the accompanying financial statements.

5. Related Party Transactions

The Company utilizes, rent free, the office of the Parent. Additionally, the Parent provides various personnel, office space, supplies, and certain other administrative services to the Company free of charge.

The Parent pays all salaries on behalf of the Company based upon the Company's utilization of employees of the Parent.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $73,875, which was $68,875 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.7 (See Supplemental Schedule I).

Schedule and Supplemental Information

Health Resource Centres, Inc.

Schedule I–Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2001

Net Capital

Total shareholder's equity	$ 131,665
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses	7,790
Accounts receivable	50,000
Net capital	$ 73,875

Aggregate Indebtedness

Items included in statement of financial condition:	
Other accrued expenses	$ 9,605
Due to Parent	115,900
Total aggregate indebtedness	$ 125,505

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 5,000
Excess net capital at 1,500 percent	$ 55,049
Excess net capital at 1,000 percent	$ 61,324
Ratio: Aggregate indebtedness to net capital	1.7 to 1

No significant differences exist between the computation above and the corresponding computation most recently filed on the unaudited Form X-17A-5, Part II as of December 31, 2001.

Health Resource Centres, Inc.

Statement Regarding SEC Rule 15c3-3

December 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under paragraph 15c3–3(k)(2)(i) because the Company does not hold securities for, or owe securities to, customers and does not otherwise carry accounts of or for customers.



■ Ernst & Young LLP
Bank of America Plaza
414 Union Street, Suite 2100
Nashville, Tennessee 37219-1779

■ Phone: (615) 252-2000
www.ey.com

Report on Internal Controls Required by SEC Rule 17a-5 for a Broker Dealer Claiming an Exemption from Rule 15c3-3

Supplementary Report of Independent Auditors

To the Shareholder
Health Resource Centres, Inc.

In planning and performing our audit of the financial statements of Health Resource Centres, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods are subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2002

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Health Resource Centres, Inc.
Year ended December 31, 2001 with Report and Supplementary Report of Independent Auditors

0202-0274076